FIFTH AMENDMENT TO CREDIT AGREEMENT

         THIS FIFTH AMENDMENT TO CREDIT AGREEMENT (this "Amendment") is entered into as of November 1, 1996, by and between DAY RUNNER, INC., a Delaware corporation ("Borrower"), and WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank").


                                    RECITALS

         WHEREAS, Borrower is currently indebted to Bank pursuant to the terms and conditions of that certain Credit Agreement between Borrower and Bank dated as of May 1, 1993, as amended from time to time ("Credit Agreement").

         WHEREAS, Bank and Borrower have agreed to certain changes in the terms and conditions set forth in the Credit Agreement and have agreed to amend the Credit Agreement to reflect said changes.

         NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Credit Agreement shall be amended as follows:

         1. Section 1.1(a) is hereby amended by deleting "October 31, 1996" as the last day on which Bank will make advances under the Line of Credit, and by substituting for said date "November 1, 1997," with such change to be effective upon the execution and delivery to Bank of a promissory note substantially in the form of Exhibit A attached hereto (which promissory note shall replace and be deemed the Line of Credit Note defined in and made pursuant to the Credit Agreement) and all other contracts, instruments and documents required by Bank to evidence such change.

         2. Section 1.1(c) is hereby amended (a) by deleting "October 31, 1996" as the last day on which Bank will issue Standby Letters of Credit under the subfeature therefor under the Line of Credit, and by substituting for said date "November 1, 1997," and (b) by deleting "February 1, 1997" as the last date any such Standby Letter of Credit may expire, and by substituting for said date "May 1, 1998."

         3. Section 1.1(d) is hereby amended (a) by deleting "October 31, 1996" as the last day on which Bank will issue Commercial Letters of Credit under the subfeature therefor under the Line of Credit, and by substituting for said date "November 1, 1997," and (b) by deleting "February 1, 1997" as the last date any such Commercial Letter of Credit may expire, and by substituting for said date "February 1, 1998."

     4. The following is hereby added to the Credit Agreement as Section 7.10:
         "SECTION 7.10.  ARBITRATION.

                  (a) Arbitration. Upon the demand of any party, any Dispute shall be resolved by binding arbitration (except as set forth in (e) below) in accordance with the terms of this Agreement. A "Dispute" shall mean any action, dispute, claim or controversy of any kind, whether in contract or tort, statutory or common law, legal or equitable, now existing or hereafter arising under or in connection with, or in any way pertaining to, any of the Loan Documents, or any past, present or future extensions of credit and other activities, transactions or obligations of any kind related directly or indirectly to any of the Loan Documents, including without limitation, any of the foregoing arising in connection with the exercise of any self-help, ancillary or other remedies pursuant to any of the Loan Documents. Any party may by summary proceedings bring an action in court to compel arbitration of a Dispute. Any party who fails or refuses to submit to arbitration following a lawful demand by any other party shall bear all costs and expenses incurred by such other party in compelling arbitration of any Dispute.

                  (b) Governing Rules. Arbitration proceedings shall be administered by the American Arbitration Association ("AAA") or such other administrator as the parties shall mutually agree upon in accordance with the AAA Commercial Arbitration Rules. All Disputes submitted to arbitration shall be resolved in accordance with the Federal Arbitration Act (Title 9 of the United States Code), notwithstanding any conflicting choice of law provision in any of the Loan Documents. The arbitration shall be conducted at a location in California selected by the AAA or other administrator. If there is any inconsistency between the terms hereof and any such rules, the terms and procedures set forth herein shall control. All statutes of limitation applicable to any Dispute shall apply to any arbitration proceeding. All discovery activities shall be expressly limited to matters directly relevant to the Dispute being arbitrated. Judgment upon any award rendered in an arbitration may be entered in any court having jurisdiction; provided however, that nothing contained herein shall be deemed to be a waiver by any party that is a bank of the protections afforded to it under 12 U.S.C. ss.91 or any similar applicable state law.

                  (c) No Waiver; Provisional Remedies, Self-Help and Foreclosure. No provision hereof shall limit the right of any party to exercise self-help remedies such as setoff, foreclosure against or sale of any real or personal property collateral or security, or to obtain provisional or ancillary remedies, including without limitation injunctive relief, sequestration, attachment, garnishment or the appointment of a receiver, from a court of competent jurisdiction before, after or during the pendency of any arbitration or other proceeding. The exercise of any such remedy shall not waive the right of any party to compel arbitration or reference hereunder.

                  (d) Arbitrator Qualifications and Powers; Awards. Arbitrators must be active members of the California State Bar or retired judges of the state or federal judiciary of California, with expertise in the substantive laws applicable to the subject matter of the Dispute. Arbitrators are empowered to resolve Disputes by summary rulings in response to motions filed prior to the final arbitration hearing. Arbitrators (i) shall resolve all Disputes in accordance with the substantive law of the state of California, (ii) may grant any remedy or relief that a court of the state of California could order or grant within the scope hereof and such ancillary relief as is necessary to make effective any award, and (iii) shall have the power to award recovery of all costs and fees, to impose sanctions and to take such other actions as they deem necessary to the same extent a judge could pursuant to the Federal Rules of Civil Procedure, the California Rules of Civil Procedure or other applicable law. Any Dispute in which the amount in controversy is $5,000,000 or less shall be decided by a single arbitrator who shall not render an award of greater than $5,000,000 (including damages, costs, fees and expenses). By submission to a single arbitrator, each party expressly waives any right or claim to recover more than $5,000,000. Any Dispute in which the amount in controversy exceeds $5,000,000 shall be decided by majority vote of a panel of three arbitrators; provided however, that all three arbitrators must actively participate in all hearings and deliberations.

                  (e) Judicial Review. Notwithstanding anything herein to the contrary, in any arbitration in which the amount in controversy exceeds $25,000,000, the arbitrators shall be required to make specific, written findings of fact and conclusions of law. In such arbitrations
         (i) the arbitrators shall not have the power to make any award which is not supported by substantial evidence or which is based on legal error,
         (ii) an award shall not be binding upon the parties unless the findings of fact are supported by substantial evidence and the conclusions of law are not erroneous under the substantive law of the state of California, and (iii) the parties shall have in addition to the grounds referred to in the Federal Arbitration Act for vacating, modifying or correcting an award the right to judicial review of (A) whether the findings of fact rendered by the arbitrators are supported by substantial evidence, and (B) whether the conclusions of law are erroneous under the substantive law of the state of California. Judgment confirming an award in such a proceeding may be entered only if a court determines the award is supported by substantial evidence and not based on legal error under the substantive law of the state of California.

                  (f) Real Property Collateral; Judicial Reference. Notwithstanding anything herein to the contrary, no Dispute shall be submitted to arbitration if the Dispute concerns indebtedness secured directly or indirectly, in whole or in part, by any real property unless (i) the holder of the mortgage, lien or security interest specifically elects in writing to proceed with the arbitration, or (ii) all parties to the arbitration waive any rights or benefits that might accrue to them by virtue of the single action rule statute of California, thereby agreeing that all indebtedness and obligations of the parties, and all mortgages, liens and security interests securing such indebtedness and obligations, shall remain fully valid and enforceable. If any such Dispute is not submitted to arbitration, the Dispute shall be referred to a referee in accordance with California Code of Civil Procedure Section 638 et seq., and this general reference agreement is intended to be specifically enforceable in accordance with said Section 638. A referee with the qualifications required herein for arbitrators shall be selected pursuant to the AAA's selection procedures. Judgment upon the decision rendered by a referee shall be entered in the court in which such proceeding was commenced in accordance with California Code of Civil Procedure Sections 644 and 645.

                  (g) Miscellaneous. To the maximum extent practicable, the AAA, the arbitrators and the parties shall take all action required to conclude any arbitration proceeding within 180 days of the filing of the Dispute with the AAA. No arbitrator or other party to an arbitration proceeding may disclose the existence, content or results thereof, except for disclosures of information by a party required in the ordinary course of its business, by applicable law or regulation, or to the extent necessary to exercise any judicial review rights set forth herein. If more than one agreement for arbitration by or between the parties potentially applies to a Dispute, the arbitration provision most directly related to the Loan Documents or the subject matter of the Dispute shall control. This arbitration provision shall survive termination, amendment or expiration of any of the Loan Documents or any relationship between the parties."

         5. Except as specifically provided herein, all terms and conditions of the Credit Agreement remain in full force and effect, without waiver or modification. All terms defined in the Credit Agreement shall have the same meaning when used in this Amendment. This Amendment and the Credit Agreement shall be read together, as one document.

         6. Borrower hereby remakes all representations and warranties contained in the Credit Agreement and reaffirms all covenants set forth therein. Borrower further certifies that as of the date of this Amendment there exists no Event of Default as defined in the Credit Agreement, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute any such Event of Default.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first written above.

DAY RUNNER, INC.                                          WELLS FARGO BANK,
                                                          NATIONAL ASSOCIATION


By: /s/ Dennis Marquardt                                   /s/Clare Gurbach
    --------------------                                   ----------------
Title: Executive Vice President                            Clare Gurbach
        Finance & Administration                           Vice President

REVOLVING LINE OF CREDIT NOTE


$5,000,000.00                                           Los Angeles, California

                                                        November 1, 1996

         FOR VALUE RECEIVED, the undersigned DAY RUNNER, INC. ("Borrower") promises to pay to the order of WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank") at its office at Los Angeles RCBO, 333 South Grand Avenue, Third Floor, Los Angeles, California, or at such other place as the holder hereof may designate, in lawful money of the United States of America and in immediately available funds, the principal sum of Five Million Dollars ($5,000,000.00), or so much thereof as may be advanced and be outstanding, with interest thereon, to be computed on each advance from the date of its disbursement as set forth herein.

DEFINITIONS:

         As used herein, the following terms shall have the meanings set forth after each, and any other term defined in this Note shall have the meaning set forth at the place defined:

         (a) "Business Day" means any day except a Saturday, Sunday or any other day on which commercial banks in California are authorized or required by law to close.

         (b) "Fixed Rate Term" means a period commencing on a Business Day and continuing for one (1), two (2), three (3) or six (6) months, as designated by Borrower, during which all or a portion of the outstanding principal balance of this Note bears interest determined in relation to LIBOR; provided however, that no Fixed Rate Term may be selected for a principal amount less than Five Hundred Thousand Dollars ($500,000.00); and provided further, that no Fixed Rate Term shall extend beyond the scheduled maturity date hereof. If any Fixed Rate Term would end on a day which is not a Business Day, then such Fixed Rate Term shall be extended to the next succeeding Business Day.

         (c) "LIBOR" means the rate per annum (rounded upward, if necessary, to the nearest whole 1/8 of 1%) and determined pursuant to the following formula:

         LIBOR =           Base LIBOR
                           -----------------------------------
                           100% - LIBOR Reserve Percentage

     (i) "Base LIBOR" means the rate per annum for United States dollar deposits quoted by Bank as the Inter-Bank Market Offered Rate, with the understanding that such rate is quoted by Bank for the purpose of calculating effective rates of interest for loans making reference thereto, on the first day of a Fixed Rate Term for delivery of funds on said date for a period of time approximately equal to the number of days in such Fixed Rate Term and in an amount approximately equal to the principal amount to which such Fixed Rate Term applies. Borrower understands and agrees that Bank may base its quotation of the Inter-Bank Market Offered Rate upon such offers or other market indicators of the Inter-Bank Market as Bank in its discretion deems appropriate including, but not limited to, the rate offered for U.S. dollar deposits on the London Inter-Bank Market.

    (ii) "LIBOR Reserve Percentage" means the reserve percentage prescribed by the Board of Governors of the Federal Reserve System (or any successor) for "Eurocurrency Liabilities" (as defined in Regulation D of the Federal Reserve Board, as amended), adjusted by Bank for expected changes in such reserve percentage during the applicable Fixed Rate Term.

         (d) "Prime Rate" means at any time the rate of interest most recently announced within Bank at its principal office as its Prime Rate, with the understanding that the Prime Rate is one of Bank's base rates and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto, and is evidenced by the recording thereof after its announcement in such internal publication or publications as Bank may designate.

INTEREST:

         (a) Interest. The outstanding principal balance of this Note shall bear interest (computed on the basis of a 360-day year, actual days elapsed) either
(i) at a fluctuating rate per annum equal to the Prime Rate in effect from time to time, or (ii) at a fixed rate per annum determined by Bank to be one and three quarters percent (1.75%) above LIBOR in effect on the first day of the applicable Fixed Rate Term. When interest is determined in relation to the Prime Rate, each change in the rate of interest hereunder shall become effective on the date each Prime Rate change is announced within Bank. With respect to each LIBOR selection hereunder, Bank is hereby authorized to note the date, principal amount, interest rate and Fixed Rate Term applicable thereto and any payments made thereon on Bank's books and records (either manually or by electronic entry) and/or on any schedule attached to this Note, which notations shall be prima facie evidence of the accuracy of the information noted.

         (b) Selection of Interest Rate Options. At any time any portion of this Note bears interest determined in relation to LIBOR, it may be continued by Borrower at the end the Fixed Rate Term applicable thereto so that all or a portion thereof bears interest determined in relation to the Prime Rate or to LIBOR for a new Fixed Rate Term designated by Borrower. At any time any portion of this Note bears interest determined in relation to the Prime Rate, Borrower may convert all or a portion thereof so that it bears interest determined in relation to LIBOR for a Fixed Rate Term designated by Borrower. At such time as Borrower requests an advance hereunder or wishes to select a LIBOR option for all or a portion of the outstanding principal balance hereof, and at the end of each Fixed Rate Term, Borrower shall give Bank notice specifying: (i) the interest rate option selected by Borrower; (ii) the principal amount subject thereto; and (iii) for each LIBOR selection, the length of the applicable Fixed Rate Term. Any such notice may be given by telephone so long as, with respect to each LIBOR selection, (A) Bank receives written confirmation from Borrower not later than three (3) Business Days after such telephone notice is given, and (B) such notice is given to Bank prior to 10:00 a.m., California time, on the first day of the Fixed Rate Term. For each LIBOR option requested hereunder, Bank will quote the applicable fixed rate to Borrower at approximately 10:00 a.m., California time, on the first day of the Fixed Rate Term. If Borrower does not immediately accept the rate quoted by Bank, any subsequent acceptance by Borrower shall be subject to a redetermination by Bank of the applicable fixed rate; provided however, that if Borrower fails to accept any such rate by 11:00 a.m., California time, on the Business Day such quotation is given, then the quoted rate shall expire and Bank shall have no obligation to permit a LIBOR option to be selected on such day. If no specific designation of interest is made at the time any advance is requested hereunder or at the end of any Fixed Rate Term, Borrower shall be deemed to have made a Prime Rate interest selection for such advance or the principal amount to which such Fixed Rate Term applied.

         (c)      Additional LIBOR Provisions.

         (i) If Bank at any time shall determine that for any reason adequate and reasonable means do not exist for ascertaining LIBOR, then Bank shall promptly give notice thereof to Borrower. If such notice is given and until such notice has been withdrawn by Bank, then (A) no new LIBOR option may be selected by Borrower, and (B) any portion of the outstanding principal balance hereof which bears interest determined in relation to LIBOR, subsequent to the end of the Fixed Rate Term applicable thereto, shall bear interest determined in relation to the Prime Rate.

    (ii) If any law, treaty, rule, regulation or determination of a court or governmental authority or any change therein or in the interpretation or application thereof (each, a "Change in Law") shall make it unlawful for Bank
(A) to make LIBOR options available hereunder, or (B) to maintain interest rates based on LIBOR, then in the former event, any obligation of Bank to make available such unlawful LIBOR options shall immediately be cancelled, and in the latter event, any such unlawful LIBOR-based interest rates then outstanding shall be converted, at Bank's option, so that interest on the portion of the outstanding principal balance subject thereto is determined in relation to the Prime Rate; provided however, that if any such Change in Law shall permit any LIBOR-based interest rates to remain in effect until the expiration of the Fixed Rate Term applicable thereto, then such permitted LIBOR-based interest rates shall continue in effect until the expiration of such Fixed Rate Term. Upon the occurrence of any of the foregoing events, Borrower shall pay to Bank immediately upon demand such amounts as may be certified to Borrower by Bank in writing as necessary to compensate Bank for any fines, fees, charges, penalties or other costs incurred or payable by Bank as a result thereof and which are attributable to any LIBOR options made available to Borrower hereunder, and any reasonable allocation made by Bank among its operations shall be conclusive and binding upon Borrower.

   (iii) If any Change in Law or compliance by Bank with any request or directive (whether or not having the force of law) from any central bank or other governmental authority shall:

         (A) subject Bank to any tax, duty or other charge with respect to any LIBOR options, or change the basis of taxation of payments to Bank of principal, interest, fees or any other amount payable hereunder (except for changes in the rate of tax on the overall net income of Bank); or

         (B) impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances or loans by, or any other acquisition of funds by any office of Bank; or

         (C)      impose on Bank any other condition;

and the result of any of the foregoing is to increase the cost to Bank of making, renewing or maintaining any LIBOR options hereunder and/or to reduce any amount receivable by Bank in connection therewith, then in any such case, Borrower shall pay to Bank such amounts as may be certified to Borrower by Bank in writing as necessary, immediately upon receipt of such certification, to compensate Bank for any additional costs incurred by Bank and/or reductions in amounts received by Bank which are attributable to such LIBOR options. In determining which costs incurred by Bank and/or reductions in amounts received by Bank are attributable to any LIBOR options made available to Borrower hereunder, any reasonable allocation made by Bank among its operations shall be conclusive and binding upon Borrower.

     (d) Payment of Interest. Interest accrued on this Note shall be payable in arrears on the first day of each month, commencing December 1, 1996.

     (e) Default Interest. From and after the maturity date of this Note, or such earlier date as all principal owing hereunder becomes due and payable by acceleration or otherwise, the outstanding principal balance of this Note shall bear interest until paid in full at an increased rate per annum (computed on the basis of a 360-day year, actual days elapsed) equal to two percent (2%) above the rate of interest from time to time applicable to this Note.

BORROWING AND REPAYMENT:

         (a) Borrowing and Repayment. Borrower may from time to time during the term of this Note borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions of this Note and of any document executed in connection with or governing this Note; provided however, that the total outstanding principal amount of borrowings under this Note shall not at any time exceed the principal amount stated above. The unpaid principal balance of this obligation at any time shall be the total amounts advanced hereunder by the holder hereof less the amount of principal payments made hereon by or for any Borrower, which balance may be endorsed hereon from time to time by the holder. The outstanding principal balance of this Note shall be due and payable in full on November 1, 1997.

         (b) Advances. Advances hereunder, to the total amount of the principal sum stated above, may be made by the holder at the oral or written request of
(i) Dennis K. Marquardt or James Freeman, Jr. or Kevin Marquez or Mark Vidovich or Tom McCullough, any one acting alone, who are authorized to request advances and direct the disposition of any advances until written notice of the revocation of such authority is received by the holder at the office designated above, or (ii) any person, with respect to advances deposited to the credit of any account of any Borrower with the holder, which advances, when so deposited, shall be conclusively presumed to have been made to or for the benefit of each Borrower regardless of the fact that persons other than those authorized to request advances may have authority to draw against such account. The holder shall have no obligation to determine whether any person requesting an advance is or has been authorized by any Borrower.

         (c) Application of Payments. Each payment made on this Note shall be credited first, to any interest then due and second, to the outstanding principal balance hereof. All payments credited to principal shall be applied first, to the outstanding principal balance of this Note which bears interest determined in relation to the Prime Rate, if any, and second, to the outstanding principal balance of this Note which bears interest determined in relation to LIBOR, with such payments applied to the oldest Fixed Rate Term first.

PREPAYMENT:

     (a) Prime Rate. Borrower may prepay principal on any portion of this Note which bears interest determined in relation to the Prime Rate at any time, in any amount and without penalty.

         (b) LIBOR. Borrower may prepay principal on any portion of this Note which bears interest determined in relation to LIBOR at any time and in the minimum amount of One Hundred Thousand Dollars ($100,000.00); provided however, that if the outstanding principal balance of such portion of this Note is less than said amount, the minimum prepayment amount shall be the entire outstanding principal balance thereof. In consideration of Bank providing this prepayment option to Borrower, or if any such portion of this Note shall become due and payable at any time prior to the last day of the Fixed Rate Term applicable thereto by acceleration or otherwise, Borrower shall pay to Bank immediately upon demand a fee which is the sum of the discounted monthly differences for each month from the month of prepayment through the month in which such Fixed Rate Term matures, calculated as follows for each such month:

         (i) Determine the amount of interest which would have accrued each month on the amount prepaid at the interest rate applicable to such amount had it remained outstanding until the last day of the Fixed Rate Term applicable thereto.

        (ii) Subtract from the amount determined in (i) above the amount of interest which would have accrued for the same month on the amount prepaid for the remaining term of such Fixed Rate Term at LIBOR in effect on the date of prepayment for new loans made for such term and in a principal amount equal to the amount prepaid.

       (iii) If the result obtained in (ii) for any month is greater than zero, discount that difference by LIBOR used in (ii) above.

Borrower acknowledges that prepayment of such amount may result in Bank incurring additional costs, expenses and/or liabilities, and that it is difficult to ascertain the full extent of such costs, expenses and/or liabilities. Borrower, therefore, agrees to pay the above-described prepayment fee and agrees that said amount represents a reasonable estimate of the prepayment costs, expenses and/or liabilities of Bank. If Borrower fails to pay any prepayment fee when due, the amount of such prepayment fee shall thereafter bear interest until paid at a rate per annum two percent (2%) above the Prime Rate in effect from time to time (computed on the basis of a 360-day year, actual days elapsed). Each change in the rate of interest on any such past due prepayment fee shall become effective on the date each Prime Rate change is announced within Bank.

EVENTS OF DEFAULT:

         This Note is made pursuant to and is subject to the terms and conditions of that certain Credit Agreement between Borrower and Bank dated as of May 1, 1993, as amended from time to time (the "Credit Agreement"). Any default in the payment or performance of any obligation under this Note, or any defined event of default under the Credit Agreement, shall constitute an "Event of Default" under this Note.

MISCELLANEOUS:

         (a) Remedies. Upon the occurrence of any Event of Default, the holder of this Note, at the holder's option, may declare all sums of principal and interest outstanding hereunder to be immediately due and payable without presentment, demand, notice of nonperformance, notice of protest, protest or notice of dishonor, all of which are expressly waived by Borrower, and the obligation, if any, of the holder to extend any further credit hereunder shall immediately cease and terminate. Borrower shall pay to the holder immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of the holder's in-house counsel), expended or incurred by the holder in connection with the enforcement of the holder's rights and/or the collection of any amounts which become due to the holder under this Note, and the prosecution or defense of any action in any way related to this Note, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to Borrower or any other person or entity.

     (b) Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of California.

     IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first written above.

DAY RUNNER, INC.

By: /s/Dennis Marquardt
-----------------------
Title: Executive Vice President
          Finance & Administration